Sean Graber

Partner

+1.215.963.5598

sean.graber@morganlewis.com

October 6, 2023

FILED AS EDGAR CORRESPONDENCE

Timothy Worthington, Esq.

John F. Kernan

U.S. Securities and Exchange Commission

33 Arch Street, 24th Floor

Boston, MA 02110

Re:	Response Letter to Comments on Form N-2 for SEI Alternative Income Fund (File Nos. 333-271097 and 811-23861)

Dear Messrs. Worthington and Kernan:

On behalf of our client, SEI Alternative Income Fund (the “Fund”), this letter responds to your comments on Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s initial registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 1 to the Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-2 (the “Registration Statement”). The Amendment was filed on July 10, 2023 under the 1933 Act and the 1940 Act.

Summaries of your comments and our responses thereto on behalf of the Fund are provided below. Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Fund’s Class F Shares Prospectus (the “Class F Shares Prospectus”), Class Y Shares Prospectus (the “Class Y Shares Prospectus,” and, together with the Class F Shares Prospectus, the “Prospectuses”), and/or Statement of Additional Information (the “SAI”) included as part of the Registration Statement.

Morgan, Lewis & Bockius llp

1701 Market Street Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Timothy Worthington, Esq.

October 6, 2023

1.	Comment. Please supplementally confirm that the Fund’s Board of Trustees is not divided into classes as permitted by Section 16(a) of the 1940 Act.

Response.           The Fund confirms that its Board of Trustees is not divided into classes.

2.	Comment. With respect to each Prospectus’s fee table, please supplementally inform the Staff of the estimate of the Fund’s average net assets used to calculate the other operating expenses ratio.

Response.           The Fund has estimated its average net assets for its first fiscal year (ending August 31, 2024) based on (i) the amount of seed capital expected to be contributed to the Fund at launch by an affiliate of the Adviser (expected to be approximately $25 million) and (ii) the Fund’s reasonable estimate of the Fund’s growth in assets during its first fiscal year.

3.	Comment. With respect to the Example to each Prospectus’s fee table, it appears that the Example numbers have been calculated based on a $10,000 initial investment. Per Form N-2 and as written in the lead paragraph to the Example, the assumed investment must be $1,000. Please revise the disclosure to be based on a hypothetical $1,000 investment.

Response.           The Fund has made the requested revisions.

4.	Comment. Please ensure that the seed financial statements are provided in an amendment as a full financial review must be performed prior to declaring the registration statement effective.

Response.           The Fund’s seed financial statements are included in the pre-effective amendment filed concurrently with this letter.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber

Sean Graber

cc:	Asen Parachkevov, Branch Chief
Andrea Ottomanelli Magovern, Assistant Director